Exhibit 3.0

PRESS RELEASE

BANCA INTESA: RESULTS AS AT 30th SEPTEMBER 2006

•                  Consolidated net income for the first nine months of 2006 at 2,173 million euro, up 17.8% (first nine months of 2005: 1,845 million).

•                  Income before tax from continuing operations at 3,263 million euro, up 13.9% (first nine months of 2005: 2,864 million).

•                  Operating margin at 3,837 million euro, up 12.1% (first nine months of 2005: 3,422 million).

•                  Operating income at 7,795 million euro, up 8% (first nine months of 2005: 7,218 million).

•                  Operating costs at 3,958 million euro, up 4.3%, in line with the Business Plan targets (first nine months of 2005: 3,796 million).

•                  Capital ratio at 30th September 2006: Tier 1 ratio at 8.1%.

Milano, 14th November 2006 – The Board of Directors, which met today chaired by Giovanni Bazoli, approved the consolidated quarterly report as at 30th September 2006.

The first nine months of 2006(*) highlighted a further significant improvement in profitability, after the achievement of 2005. Consolidated net income rose to 2,173 million euro, up 17.8% from 1,845 million in first nine months of 2005.

(*)         Starting from the second quarter of 2006 the caption related to discontinued operations includes the contribution from the items affected by the sale of Gruppo Intesa’s stakes in tax collection companies - approved by the Board of Directors of 28th March 2006 - to Riscossione S.p.A. to which tax collection service activities were planned to be transferred effective as of 1st October 2006. For consistency purposes, the income statement and balance sheet data of the first quarter of 2006 and four quarters of 2005 were restated accordingly. Balance sheet figures as at 30th September 2006 did not include any longer the components relating to tax collection subsidiaries disposed of at the end of third quarter 2006.

Moreover, since the second quarter of 2006, the cost of carry of equity swaps has been reclassified and excluded from net interest income and included in the “Profits (Losses) on trading” caption in which relevant income are recognised. For consistency purposes, the income statement data of the first quarter of 2006 and four quarters of 2005 were reclassified accordingly.

Statement of income for the first nine months of 2006

The consolidated statement of income for first nine months of 2006 registered operating income of 7,795 million euro, up 8% with respect to the 7,218 million of the corresponding period of 2005.

As part of it, net interest income rose to 4,207 million euro, up 5.8% compared to the 3,976 million for the same period of 2005. Profits on investments carried at equity decreased by 26.7% to 110 million euro from 150 million also due to the reclassification in this caption of the pertaining portion of net income recorded by Nextra following the sale of a 65% shareholding in the latter’s capital to Crédit Agricole (100% of Nextra’s net income included in this caption in the first nine months of 2005, 35% in the nine months of 2006) as well as a negative contribution from the equity stake in Pirelli (-24 million euro as a result of the consolidated loss registered by the latter as at 30th September 2006). Excluding the aforementioned two impacts, operating income would register an 8.7% increase.

Net fee and commission income registered 2,708 million euro, with a 4.9% rise compared to the 2,582 million in the first nine months of 2005, notwithstanding a 31% reduction in commissions from the placement of third-party structured bonds. This rise was driven by commissions on structured finance transactions (up 10.7%), dealing and placement of securities (up 7.8%), guarantees given (up 7.7%), portfolio management (up 5.5%) and credit and debit cards (up 5.2%). Breakdown of contribution generated on dealing and placement of securities is the following, in approximate figures: 480 million on placement of mutual funds (up 30% with respect to the 370 million in the first nine months of 2005 sustained by Intesa Garanzia Attiva, the first mutual fund in Italy with guaranteed capital), 110 million on placement of third-party structured bonds (with respect to the 160 million in the first nine months of 2005) and 160 million on dealing and placement of other securities (in line with the first nine months of 2005). Profits on trading amounted to 733 million euro, with a significant growth with respect to the 506 million of the first nine months of 2005 which was largely structural (profits on trading for the first nine months of 2006 included a valuation effect regarding the equity stakes in Fiat and Parmalat equal to approximately 100 million euro compared to the approximately 80 million in the first nine months of 2005 related to the Fiat “convertendo”).

Operating costs amounted to 3,958 million euro, in line with the Business Plan targets, with a 4.3% rise compared to the 3,796 million for the first nine months of 2005 driven by the Central-Eastern Europe component (up 11%) and resulting from personnel expenses (up 3.4%), administrative expenses (up 5.0%) and adjustments (up 7.5%). With reference to administrative expenses the trend is determined by an 11% rise in growth-related expenses (information technology, training and advertising) and a 2.3% increase in other expenses.

Consequently, operating margin registered a 12.1% growth rate to 3,837 million euro compared to the 3,422 million for the first nine months of 2005, with an improvement in the cost/income ratio, down from 52.6% to 50.8%.

Net provisions and adjustments (net provisions for risks and charges, net adjustments to loans, net impairment losses on other assets) amounted to 625 million euro, down 8.4% with respect to the 682 million of the corresponding period of 2005. The caption profits/losses on investments held to maturity and on other investments registered a positive balance of 51 million euro compared to the 124 million of the first nine months of 2005.

Income before tax from continuing operations registered 3,263 million euro, with a 13.9% rise compared to the 2,864 million for the first nine months of 2005.

Consolidated net income equalled 2,173 million euro with respect to the 1,845 million for the corresponding period of 2005 (up 17.8%) and reflected the deduction of income taxes (1,069 million), the registration of income after tax from discontinued operations (66 million) and the attribution to minority shareholders of the income pertaining to them (87 million euro). The Parent Company’s net income amounted to 1,949 million euro compared to the 1,241 million for the first nine months of 2005. The difference in performance between the Parent Company’s net income and consolidated net income is mainly due to 704 million euro of dividends distributed in the second quarter of 2006 by the subsidiary Intesa Holding Asset Management related to the capital gain made at the end of last year on the Nextra sale and recorded in the consolidated income statement of 2005.

Statement of income for the third quarter of 2006

The consolidated statement of income for third quarter 2006 registered operating income of 2,534 million euro, up 6.6% with respect to third quarter 2005 and down 0.8% compared to second quarter 2006.

As part of it, net interest income amounted to 1,434 million euro, up 6.3% compared to third quarter 2005 and up 1.5% to second quarter 2006. Profits on investments carried at equity decreased to 31 million euro from 47 million of the corresponding period of 2005 and from 50 million of second quarter 2006; excluding the aforementioned impacts on this caption of the reclassification of the pertaining portion of net income recorded by Nextra in third quarter 2005 and the negative contribution from the equity stake in Pirelli in third quarter 2006, operating income would increase 8.1% compared to third quarter of 2005 and 0.2% compared to second quarter 2006.

Net fee and commission income registered 863 million euro, with a 5.5% rise compared to third quarter 2005, as a result of the increase in commissions on structured finance transactions (up 45%), dealing and placement of securities (up 14.7%), guarantees given (up 12.3%) and the slight decrease in the total of remaining commissions (down 1.6%). A 3.6% decrease was recorded with respect to second quarter 2006 determined by commissions on dealing and placement of securities (down 14.4%). Breakdown of contribution generated on dealing and placement of securities is the following, in approximate figures: 130 million on placement of mutual funds (same figure in third quarter 2005 and 160 million in second quarter 2006), 30 million on placement of third-party structured bonds (no commissions in third quarter 2005 and 35 million in second quarter 2006) and 50 million on dealing and placement of other securities (in line with both third quarter 2005 and second quarter 2006). Profits on trading amounted to 202 million euro, up from the 170 million in third quarter 2005 and from the 175 million in second quarter 2006.

Operating costs amounted to 1,318 million euro, in line with the Business Plan targets with a 3.9% rise compared to third quarter 2005 driven by the Central-Eastern Europe component (up 7.8%) and determined by growth in personnel expenses (up 1.7%), administrative expenses (up 6.9%) - as the result of a 18.6% rise in growth-related expenses (information technology, training and advertising) and a 2.1% rise in other expenses - and adjustments (up 8.3%). With respect to second quarter 2006, a 1.6% decrease was recorded resulting from a 1.8% reduction in personnel expenses, a 3.4% reduction in administrative expenses and a 5.6% increase in adjustments.

Consequently, operating margin rose to 1,216 million euro, up 9.6% with respect to third quarter 2005, with an improvement in the cost/income ratio, down from 53.3% to 52%. Operating margin was unchanged with respect to second quarter 2006.

Net provisions and adjustments (net provisions for risks and charges, net adjustments to loans, net impairment losses on other assets) amounted to 195 million euro, compared to the 209 million in the corresponding period of 2005 and the 188 million of second quarter 2006. The caption profits/losses on investments held to maturity and on other investments registered a positive balance of one million euro compared to the 42 million in third quarter 2005 and the 50 million in second quarter 2006.

Income before tax from continuing operations registered 1,022 million euro, with a 8.5% rise compared to third quarter 2005 and a 5% decrease compared to second quarter 2006.

Consolidated net income equalled 697 million euro with respect to the 645 million for the corresponding period of 2005 (up 8.1%) and the 725 million in second quarter 2006 and reflected the deduction of income taxes (319 million), the registration of income after tax from discontinued operations (23 million) and the attribution to minority shareholders of the income pertaining to them (29 million).

Balance sheet as at 30th September 2006

As regards the consolidated balance sheet figures, as at 30th September 2006 loans to customers amounted to 179 billion euro, up 11.8% on the figure as at 30th September 2005 and up 6.2% on that at 31st December 2005. Total doubtful loans, substandard loans and loans past due by over 180 days - net of adjustments - equalled 5,156 million euro compared to the 5,078 million as at 31st December 2005. In detail, doubtful loans increased from 1,229 million euro to 1,585 million, with an incidence of 0.9% on total loans (0.7% at year-end 2005) and coverage of 67% (69% as at year-end 2005); substandard loans were basically unchanged at 3,178 million euro from 3,134 million and loans past due by over 180 days decreased from 715 million euro to 393 million.

Customer deposits under administration amounted to 498 billion euro up 5.2% compared to 30th September 2005 and up 4.8% compared to 31st December 2005. As part of it, direct customer deposits equalled 194 billion, up 7.8% compared to those as at 30th September 2005 and up 3.5% compared to 31st December 2005, and indirect customer deposits reached 303 billion, up 3.4% with respect to those as at 30th September 2005 and up 5.3% with respect to those of year-end 2005. Assets under management, in which mutual funds are no longer included after the finalisation last December of the agreement for asset management activities with Crédit Agricole, equalled 60 billion euro, with a 5.7% rise compared to 30th September 2005 stemming from both individual portfolio management schemes and bancassurance products, and a 2.2% rise compared to year-end 2005, following a decrease in individual portfolio management schemes largely exceeded by placement of bancassurance products during the first nine months of 2006 for approximately 5.4 billion euro.

As at 30th September 2006, capital ratios resulted in: Core Tier 1 ratio at 7.3% (7.1% at 31st December 2005), Tier 1 ratio at 8.1% (7.9% at 31st December 2005) and total capital ratio at 11.3% (10.3% at 31st December 2005).

* * *

As at 30th September 2006, Gruppo Intesa’s operating structure was made up of 3,913 branches - of which 3,137 in Italy and 776 abroad - and 56,741 employees, 1,089 higher than at 31st December 2005.

* * *

Results by business areas

The Retail Division serves Households, Affluent and Private customers, SMEs with turnover of up to 50 million euro, Religious and Non-Profit Entities, and includes product companies in the fields of industrial credit and leasing. In the first nine months of 2006, operating income registered a 5.9% increase to 4,135 million euro from 3,905 million in the corresponding period of 2005, accounting for 53% of consolidated operating income (54% in the first nine months of 2005). Revenue growth was fostered in particular by mortgages (stock up 10%) and personal loans (stock up 26%). Operating costs increased 3.5% to 2,158 million euro from 2,085 million and led to an 8.6% increase in operating margin, which rose to 1,977 from 1,820 million, and a decrease in the cost/income ratio to 52% from 53%. Net provisions and adjustments rose to 379 million euro from 240 million mainly due to classification as substandard loans of positions which at the end of last December had been classified as past due by over 180 days (the latter is the category of non-performing loans introduced by the Bank of Italy at year-end 2005). After a one million loss on investments held to maturity and on other investments, income before tax totalled 1,597 million euro compared to the 1,580 million for the first nine months of 2005.

The Italian Subsidiary Banks Division includes subsidiary banks all strongly rooted in regional markets. In the first nine months of 2006, operating income recorded a 7.9% increase to 1,251 million euro from 1,159 million, with a 16% contribution to consolidated operating income (the same as the corresponding period of 2005). With operating costs of 593 million euro, up 3.7% compared to the 572 million of the first nine months of 2005, operating margin was up 12.1% to 658 million euro from 587 million and the cost/income ratio decreased to 47% from 49%. Net provisions and adjustments amounted to 98 million euro, down 11.7% from 111 million of the first nine months of 2005. After profits on investments held to maturity and on other investments of 3 million euro, income before tax from continuing operations increased by 14.2% to 563 million euro from 493 million in the corresponding period of 2005.

The International Subsidiary Banks Division is in charge of subsidiary banks abroad that provide retail and commercial banking services. In the first nine months of 2006, this division highlighted a significant growth in operating income which increased by 14.6% to 912 million euro from 796 million, making a 12% contribution to consolidated operating income (11% in the first nine months of 2005). Operating costs rose by 11.1% to 471 million euro from 424 million driven by growth-related expenses and investments in Central-Eastern Europe; as a result, operating margin rose 18.5% to 441 million euro from 372 million and the cost/income ratio decreased to 52% from 53%. Net provisions and adjustments increased 8.5% to 89 million euro from 82 million in the first nine months of 2005. After profits on investments held to maturity and on other investments of 3 million euro, income before tax from continuing operations increased by 20.7% to 355 million euro from 294 million in first half 2005.

The Corporate Division serves companies with turnover exceeding 50 million euro and is responsible for relations with Mid Corporates, Large Corporates and Financial Institutions. It includes: Caboto, a factoring company and the international network made up of branches, representative offices and subsidiaries specialised in corporate banking. In the first nine months of 2006, this Division showed a significant growth in operating income which amounted to 1,429 million euro, up 13.1% compared to the 1,264 million in the first nine months of 2005, accounting for 18% of consolidated operating income (the same as in the corresponding period of 2005). With operating costs totalling 513 million euro up 4.5% with respect to 491 million in the first nine months of 2005, operating margin amounted to 916 million euro, up 18.5% compared to the 773 million for the first nine months of 2005 and the cost/income ratio was down to 36% from 39%. Net provisions and adjustments recorded a 9.8% decrease to 46 million euro from 51 million. After profits on investments held to maturity and on other investments of 27 million euro, income before tax from continuing operations increased by 24.2% to 897 million euro from 722 million in the corresponding period of 2005.

Since January 1st 2006 activities dedicated to the Public and Infrastructure finance sector have been transferred from the Corporate Division to Banca Intesa Infrastrutture e Sviluppo (BIIS), a Group subsidiary with fields of activity ranging from public works lending to securitisations for public entities and project finance; for simplicity’s sake, Banca Intesa Infrastrutture e Sviluppo’s figures are included in the Corporate Division. The performance of BIIS in the first nine months of 2006, compared to its pro-forma data for the corresponding period of 2005, showed a sustained trend, in line with the Business plan’s guidelines: operating income marked a 64.3% increase to approximately 74 million euro and operating margin reached approximately 43 million euro, more than doubling the comparative figure. The total of loans to customers and financial assets available for sale increased by 29.2% to approximately 8.8 billion euro.

* * *

An improvement in operational performance is expected for 2006 with respect to 2005, in line with the guidelines of the 2005-2007 Business Plan, also in the light of results recorded in the first nine months of the current year.

* * *

In order to present more complete information regarding the results generated in the first nine months of 2006, the reclassified consolidated statement of income and the reclassified consolidated balance sheet included in the report on operations approved by the Board of Directors are attached. Please note that the reclassified consolidated statement of income, the reclassified consolidated balance sheet and the quarterly report are not subject to auditing by the Auditing company.

* * *

The Banca Intesa securities that will be issued in connection with the merger with Sanpaolo IMI have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Banca Intesa S.p.A.. Forward-looking statements are statements that are not historical facts.  These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the management of Banca Intesa S.p.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public documents sent by Banca Intesa S.p.A. to CONSOB.  Except as required by applicable law, Banca Intesa S.p.A. undertakes no obligation to update any forward-looking information or statements.

Investor Relations	Media Relations
+39.02.87943180	+39.02.87963531
investorelations@bancaintesa.it	stampa@bancaintesa.it
www.bancaintesa.it

Gruppo Intesa

Reclassified consolidated statement of income

(in millions of euro)

	30.09.2006	30.09.2005	Changes
		restated (*)	amount	%

Net interest income	4,207	3,976	231	5.8

Dividends	13	12	1	8.3

Profits (Losses) on investments carried at equity	110	150	-40	-26.7

Net fee and commission income	2,708	2,582	126	4.9

Profits (Losses) on trading	733	506	227	44.9

Other operating income (expenses)	24	-8	32

Operating income	7,795	7,218	577	8.0

Personnel expenses	-2,317	-2,241	76	3.4

Other administrative expenses	-1,269	-1,209	60	5.0
Adjustments to property, equipment and intangible assets	-372	-346	26	7.5

Operating costs	-3,958	-3,796	162	4.3

Operating margin	3,837	3,422	415	12.1

Goodwill impairment	—	—	—	—

Net provisions for risks and charges	-75	-202	-127	-62.9

Net adjustments to loans	-545	-477	68	14.3

Net impairment losses on other assets	-5	-3	2	66.7

Profits (Losses) on investments held to maturity and on other investments	51	124	-73	-58.9
Income (Loss) before tax from continuing operations	3,263	2,864	399	13.9

Taxes on income from continuing operations	-1,069	-971	98	10.1
Income (Loss) after tax from discontinued operations	66	59	7	11.9

Minority interests	-87	-107	-20	-18.7

Net income	2,173	1,845	328	17.8

(*)  Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Quarterly development of the reclassified consolidated statement of income

(in millions of euro)

	2006			2005 restated (*)
	Third quarter	Second quarter	First quarter restated (*)	Fourth quarter	Third quarter	Second quarter	First quarter

Net interest income	1,434	1,413	1,360	1,332	1,349	1,333	1,294

Dividends	—	13	—	—	—	12	—

Profits (Losses) on investments carried at equity	31	50	29	50	47	50	53

Net fee and commission income	863	895	950	848	818	881	883

Profits (Losses) on trading	202	175	356	114	170	153	183

Other operating income (expenses)	4	8	12	11	-7	11	-12

Operating income	2,534	2,554	2,707	2,355	2,377	2,440	2,401

Personnel expenses	-766	-780	-771	-823	-753	-746	-742

Other administrative expenses	-421	-436	-412	-453	-394	-434	-381
Adjustments to property, equipment and intangible assets	-131	-124	-117	-154	-121	-116	-109

Operating costs	-1,318	-1,340	-1,300	-1,430	-1,268	-1,296	-1,232

Operating margin	1,216	1,214	1,407	925	1,109	1,144	1,169

Goodwill impairment	—	—	—	-6	—	—	—

Net provisions for risks and charges	-18	-19	-38	-192	-45	-113	-44

Net adjustments to loans	-173	-165	-207	-263	-165	-123	-189

Net impairment losses on other assets	-4	-4	3	-18	1	-8	4

Profits (Losses) on investments held to maturity and on other investments	1	50	—	709	42	21	61

Income (Loss) before tax from continuing operations	1,022	1,076	1,165	1,155	942	921	1,001

Taxes on income from continuing operations	-319	-346	-404	-46	-318	-305	-348

Income (Loss) after tax from discontinued operations	23	24	19	98	55	-1	5

Minority interests	-29	-29	-29	-27	-34	-35	-38

Net income	697	725	751	1,180	645	580	620

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Reclassified consolidated balance sheet

(in millions of euro)

	30.09.2006	31.12.2005	Changes
		restated (*)	amount	%

Assets
Financial assets held for trading	50,297	51,067	-770	-1.5
Financial assets available for sale	5,601	4,380	1,221	27.9
Investments held to maturity	2,606	2,810	-204	-7.3
Due from banks	29,998	27,184	2,814	10.4
Loans to customers	179,254	168,767	10,487	6.2
Investments in associates and companies subject to joint control	2,202	2,099	103	4.9
Property, equipment and intangible assets	4,213	4,279	-66	-1.5
Tax assets	2,821	3,055	-234	-7.7
Non-current assets held for sale and discontinued operations	16	3,739	-3,723	-99.6
Other assets	5,721	6,380	-659	-10.3

Total Assets	282,729	273,760	8,969	3.3

	30.09.2006	31.12.2005	Changes
		restated (*)	amount	%

Liabilities and Shareholders’ Equity
Due to banks	40,228	31,760	8,468	26.7
Direct customer deposits	193,790	187,207	6,583	3.5
Financial liabilities held for trading	17,183	21,249	-4,066	-19.1
Tax liabilities	1,709	1,057	652	61.7
Liabilities associated with non-current assets held for sale and discontinued operations	—	3,716	-3,716
Other liabilities	8,623	8,427	196	2.3
Allowances for specific purpose	2,877	2,819	58	2.1
Share capital	3,613	3,596	17	0.5
Reserves	10,776	9,255	1,521	16.4
Valuation reserves	974	829	145	17.5
Minority interests	783	820	-37	-4.5
Net income	2,173	3,025	-852	-28.2

Total Liabilities and Shareholders’ Equity	282,729	273,760	8,969	3.3

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Quarterly development of the reclassified consolidated balance sheet

(in millions of euro)

	2006			2005 restated (*)
	30/9	30/6	31/3 restated (*)	31/12	30/9	30/6	31/3

Assets
Financial assets held for trading	50,297	51,160	53,444	51,067	53,211	60,673	56,408
Financial assets available for sale	5,601	4,828	4,533	4,380	4,197	4,582	4,688
Investments held to maturity	2,606	2,479	2,378	2,810	2,577	2,425	2,402
Due from banks	29,998	29,338	26,112	27,184	26,596	26,678	23,673
Loans to customers	179,254	176,023	176,834	168,767	160,338	159,186	156,379
Investments in associates and companies subject to joint control	2,202	2,144	2,208	2,099	2,726	2,213	2,071
Property, equipment and intangible assets	4,213	4,211	4,287	4,279	3,756	3,356	3,770
Tax assets	2,821	2,817	2,992	3,055	2,945	3,098	3,409
Non-current assets held for sale and discontinued operations	16	1,079	462	3,739	4,751	5,129	4,755
Other assets	5,721	6,118	5,817	6,380	7,055	7,734	8,058

Total Assets	282,729	280,197	279,067	273,760	268,152	275,074	265,613

	2006			2005 restated (*)
	30/9	30/6	31/3 restated (*)	31/12	30/9	30/6	31/3

Liabilities and Shareholders’ Equity
Due to banks	40,228	36,598	40,666	31,760	31,918	33,010	34,719
Direct customer deposits	193,790	193,761	187,747	187,207	179,833	183,082	173,289
Financial liabilities held for trading	17,183	16,750	18,982	21,249	24,229	26,217	24,054
Tax liabilities	1,709	1,658	1,599	1,057	1,319	1,276	1,236
Liabilities associated with non-current assets held for sale and discontinued operations	—	1,010	304	3,716	3,061	3,393	2,945
Other liabilities	8,623	9,987	10,127	8,427	8,851	9,812	11,544
Allowances for specific purpose	2,877	2,856	2,903	2,819	2,503	2,617	2,872
Share capital	3,613	3,613	3,596	3,596	3,596	3,596	3,561
Reserves	10,776	10,775	10,724	9,255	9,248	9,229	9,105
Valuation reserves	974	968	913	829	700	628	600
Minority interests	783	745	755	820	1,049	1,014	1,068
Net income	2,173	1,476	751	3,025	1,845	1,200	620

Total Liabilities and Shareholders’ Equity	282,729	280,197	279,067	273,760	268,152	275,074	265,613

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Breakdown of financial highlights and financial ratios by business area

(in milions of euro)

	Retail Division		Italian Subsidiary Banks Division		International Subsidiary Banks Division		Corporate Division and B.I. Infrastrutture e Sviluppo		Central Structures		Total
	30.09.06	30.09.05 Restated (*)	30.09.06	30.09.05 Restated (*)	30.09.06	30.09.05 Restated (*)	30.09.06	30.09.05 Restated (*)	30.09.06	30.09.05 Restated (*)	30.09.06	30.09.05 Restated (*)
Operating income	4,135	3,905	1,251	1,159	912	796	1,429	1,264	68	94	7,795	7,218

Operating costs	-2,158	-2,085	-593	-572	-471	-424	-513	-491	-223	-224	-3,958	-3,796

Operating margin	1,977	1,820	658	587	441	372	916	773	-155	-130	3,837	3,422

Provisions and adjustments	-379	-240	-98	-111	-89	-82	-46	-51	-13	-198	-625	-682

Profits (Losses) on investments held to maturity and on other investments	-1	—	3	17	3	4	27	—	19	103	51	124

Income (Loss) before tax from continuing operations	1,597	1,580	563	493	355	294	897	722	-149	-225	3,263	2,864

RWA	80,626	77,246	27,766	26,401	16,843	13,079	59,116	50,004	13,524	17,388	197,875	184,118

Allocated capital	4,867	4,652	1,666	1,584	1,014	788	3,547	3,000	813	1,043	11,907	11,067
Income from continuing operations on allocated capital	43.9%	45.4%	45.2%	41.6%	46.8%	49.9%	33.8%	32.2%	-24.5%	-28.8%	36.6%	34.6%

(*) Figures restated on a consistent basis, considering changes in the consolidation area.